CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of First Point Minerals Corp. (the “Company”) on Form 20-F for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company does hereby certify, to such officer’s knowledge, that, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)

The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 24, 2004	Signed: /s/ Peter Bradshaw_________ Peter Bradshaw, President and Chief Executive Officer

Date: February 23, 2004	Signed: /s/ J. Christopher Mitchell___ J. Christopher Mitchell Chief Financial Officer